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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                              ----------------

                                SCHEDULE TO
                               (Rule 14d-100)
                    Tender Offer Statement Under Section
        14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
                             (Amendment No. 4)
                             (Final Amendment)

                                MAVESA, S.A.
                     (Name of Subject Company (Issuer))

                          PRIMOR INVERSIONES, C.A.
                        a wholly owned subsidiary of

                           PRIMOR ALIMENTOS, C.A.
                      (Name of Filing Person (Bidder))

                SHARES OF COMMON STOCK, NOMINAL VALUE Bs.10
                       (Title of Class of Securities)

                              ----------------

                           Primor Alimentos, C.A.
                  2da. Avenida de Los Cortijos de Lourdes
                     Edificio Centro Empresarial Polar
                          Caracas, Venezuela 07054
                    Attention: Guillermo Bolinaga, Esq.
                      Telecopy No.: +(58212) 202-3364
        (Name, Address and Telephone Number of Person Authorized to
          Receive Notices and Communications on Behalf of Bidder)

                                 Copies to:


                           Paul T. Schnell, Esq.
                           Skadden, Arps, Slate,
                             Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                          Telephone (212) 735-3000


                           Fulvio Italiani, Esq.
                    d'Empaire Reyna Bermudez & Asociados
                         Edificio Bancaracas, P.H.,
                            Plaza La Castellana
                             Caracas, Venezuela
                        Telephone +(58212) 264-6244

                         CALCULATION OF FILING FEE

                           Transaction Valuation*
                           ----------------------
                                $252,983,632



                           Amount of Filing Fee**
                           ----------------------
                                  $50,597
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*  Estimated solely for the purpose of determining the registration fee.
   Based upon US$0.1416887470 per share for 1,785,488,519 shares of Mavesa common stock outstanding (excluding shares outstanding in the form of ADSs, which is subject to a concurrent tender offer) as of January 30, 2001. The number of outstanding shares not in the form of ADSs is based upon information provided to the bidder by Mavesa, S.A.

** The filing fee was paid on February 21, 2001. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange
   Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by the bidder for the ADSs.

[_]Check box if any part of the fee is offset as provided by Rule
   0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount previously Paid:   Not applicable. Filing Party: Not applicable
      Form or Registration No:  Not applicable  Date Filed:   Not applicable

[_]Check the box if the filing relates solely to preliminarily communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates.

[X]third-party tender offer subject to Rule 14d-1

[_]issuer tender offer subject to Rule 13e-4.

[_]going-private transaction subject to Rule 13e-3.

[ ]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]
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      This Amendment No. 4, being the final amendment, amends the Tender
Offer Statement on Schedule TO (as amended to date, the "Schedule TO") filed initially with the Securities and Exchange Commission on February 21, 2001, relating to the offer by Primor Inversiones, C.A., a Venezuelan corporation (the "Purchaser") and a wholly owned subsidiary of Primor Alimentos, C.A., a Venezuelan corporation ("Primor"), to purchase all outstanding shares of common stock (collectively, the "Shares") of Mavesa, S.A., a Venezuelan corporation ("Mavesa"), at a price of US$0.1416887470 per Share, net to the seller in cash less any withholding taxes and without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser's Venezuelan Offer to Purchase, the Supplement to the Venezuelan Offer to Purchase and the related Share Letter of Transmittal, each dated February 21, 2001 (which together constitute the "Venezuelan Offer"). Concurrently with the Venezuelan Offer, the Purchaser commenced an offer to purchase all outstanding American Depositary Shares ("ADSs") (each ADS representing 60 Shares) of Mavesa at a price of US$8.501324822 per ADS, net to the seller in cash less any withholding taxes and without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser's U.S. Offer to Purchase and the related ADS letter of Transmittal, each dated February 21, 2001 (which together constitute the "U.S. Offer").

Items 8 & 11.

      Items 8 and 11 of the Schedule TO are hereby amended by including the following information:

      The U.S. Offer and the Venezuelan Offer expired at 4:00 p.m., New York City time (5:00 p.m., Caracas time), on Tuesday, March 27, 2001. Based upon information supplied by the depositaries for the Shares and ADSs, approximately 635,900,000 Shares were tendered into the Venezuelan Offer and approximately 48,273,294 ADSs were tendered into the U.S. Offer. The Purchaser has accepted for purchase and payment all such ADSs and Shares tendered into the U.S. Offer and the Venezuelan Offer. The tendered Shares and ADSs, together with the 3,500 Shares already owned by Primor, represent in the aggregate 3,532,301,140 Shares (including Shares represented by ADSs), or approximately 98.2% of all outstanding Shares (including Shares represented by ADSs).

Item 12.

      Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

      Exhibit (a)(10)-Press Release issued by Primor on March 28, 2001.


                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          PRIMOR INVERSIONES, C.A.

                                          By:  /s/ Guillermo Bolinaga
                                          ---------------------------
                                          Name: Guillermo Bolinaga
                                          Title: General Counsel

                                          PRIMOR ALIMENTOS, C.A.

                                          By:  /s/ Guillermo Bolinaga
                                          ---------------------------
                                          Name: Guillermo Bolinaga
                                          Title: General Counsel

Dated: March 28, 2001